Exhibit 99.3

PainReform Provides Business Update for the Second Quarter of 2024

Reaches full enrollment in the second part of Phase 3
clinical trial of PRF-110 in bunionectomy

Remains on track to announce top-line data in late 2024

New highly scalable manufacturing process expected
to significantly enhance future commercialization efforts

Tel Aviv, Israel – August 15, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the second quarter ended June 30, 2024.

Ehud Geller, Chairman and interim Chief Executive Officer of PainReform, stated, “We are pleased to report a number of recent milestones that have helped advance the clinical development of PRF-110, our lead drug candidate, targeting the post-operative extended pain relief market. Importantly, we successfully completed the second part of our Phase 3 clinical trial of PRF-110 in bunionectomy.  In total, 443 patients were enrolled in the study at eight clinical sites across the U.S. We look forward to the top-line results from our Phase 3 trial in late 2024.”

“We recently reported favorable wound healing data from our human clinical trial that supports the potential of PRF-110 not only to provide effective pain relief but also to enable normal wound healing. In addition, results from recent PK studies demonstrate that the product remains well within safe limits, underscoring its potential to improve overall patient outcomes across a wide range of surgical procedures requiring higher doses, beyond just herniorrhaphy and bunionectomy.”

“Building upon our promising pre-clinical and clinical data, we filed a patent covering our new highly scalable manufacturing process for PRF-110, following the successful completion and testing of our new process, which we believe will enhance manufacturing efficiency and reduce costs. This new process achieved full product stability for 18 months at room temperature, a critical milestone as it significantly eases handling and transportation while reducing associated costs. We believe that this new process has the potential to significantly enhance our future commercialization efforts.”

“Lastly, we remain committed to advancing our technology platform. Specifically, we successfully developed and manufactured new patented formulations of PRF-110 in combination with anti-inflammatory agents to further enhance outcomes in postoperative pain management. This combination not only provides a quicker onset of pain relief but also reduces the reliance on opioids post-operatively. Overall, we remain highly optimistic about the outlook for the business as we seek to provide an alternative to systemic opioids and set a new standard of care in postoperative pain management”

Financial Results for Six Months Ended June 30, 2024

Research and development expenses were $11.4 million for the six months ended June 30, 2024, compared to $2.7 million for the six months ended June 30, 2023, an increase of $8.7 million. The increase was primarily due to an increase in expenses related to the Phase 3 trial.

General and administrative expenses were $1.5 million for the six months ended June 30, 2024, compared to $2.0 million for the six months ended June 30, 2023. The decrease in general and administrative expenses was primarily due to a decrease in directors’ and officers’ liability insurance premium costs and consulting expenses.

Financial income, net was $92,000 for the six months ended June 30, 2024, compared to $179,000 financial income, net for the six months ended June 30, 2023. The decrease was primarily due to a decrease in bank deposits

Net loss for the six months ended June 30, 2024, was $12.8 million, compared to a net loss of $4.5 million for the six months ended June 30, 2023, an increase of $8.3 million. The increase was primarily due to the increase in research and development expenses related to the Phase 3 trial.

As of June 30, 2024, the Company had cash and cash equivalents of approximately $2.8 million. In April 2024, the Company closed a public offering for gross proceeds of $4 million before deducting placement agent fees and other offering expenses.

A copy of the Company’s quarterly report on Form 6-K for the second quarter ended June 30, 2024, has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at   https://painreform.com/investors/.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com